ROCKIES REGION PRIVATE LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
January 27, 2011
David L. Orlic, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549
Re:	PDC 2005-A Limited Partnership
PDC 2005-B Limited Partnership
Rockies Region Private Limited Partnership
Amendments No. 1 to Schedules 13E-3 filed by PDC 2005-A Limited Partnership,
PDC 2005-B Limited Partnership, Rockies Region Private Limited Partnership,
Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R.
Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon
Filed on January 7, 2011
File Nos. 005-85783, 005-85784 and 005-85785
Revised Preliminary Proxy Statements on Schedule 14A
Filed on January 7, 2010
File Nos. 000-51309, 000-51452 and 000-51959
Dear Mr. Orlic:
     Set forth below are the responses of Rockies Region Private Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 21, 2011, with respect to (i) the Schedule 13E-3/A filed on January 7, 2011 by the Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon and (ii) the Partnership’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on January 7, 2011.

     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Proxy Statement (“Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (“Amended Schedule 13E-3”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. When this response letter uses the term “Partnership Affiliates,” it is referring to Petroleum Development Corporation, DP 2004 Merger Sub, LLC and Messrs. Brookman, Shellum and Amidon collectively (and together with Partnership, the “Filing Persons”).
Revised Preliminary Proxy Statement on Schedule 14A
General
1.	Please note that the following comments apply to each of PDC 2005-A Limited Partnership, PDC 2005-B Limited Partnership and Rockies Region Private Limited Partnership. Page numbers refer to the filing relating to PDC 2005-A Limited Partnership.
     Response:
     We acknowledge the Staff’s comment and will address each of the following comments for each of PDC 2005-A Limited Partnership, PDC 2005-B Limited Partnership and Rockies Region Private Limited Partnership within their respective documents.
Background of the Merger, page 12
2.	We note the disclosure added to the bullet point on the bottom of page 13 in response to prior comment 5. We continue to believe that the disclosure should be clarified, in that it implies that PDC desires to proceed with the transaction, because the properties have now become economically viable and capable of producing increased income, and purchasing the properties will therefore enhance the return to PDC shareholders. If this is so, please state this clearly and unequivocally, and provide your analysis as to the fiduciary duties of PDC as general partner of the partnership.
     Response:
     We acknowledge the Staff’s comment and have added disclosure that clarifies that one of the primary factors in PDC’s decision to purchase the partnership’s properties at this time is PDC’s belief that the partnership’s wells are at the optimal point of their decline curves to conduct refracturing operations. Please see the revised disclosure on page 14 of the Amended Proxy Statement. However, we respectfully submit that it would be inaccurate to unequivocally state that PDC desires to proceed with the transaction because the partnership’s properties have only now become economically viable. The partnership’s properties have always been economically viable and have generated monthly distributable cash flow for the investor partners since production began. In addition, as described on pages 19 and 20 of the Amended Proxy Statement, there are other reasons why PDC desires to proceed with the proposed merger transaction, including PDC’s shift in corporate strategy and the administrative and cost efficiencies that would result from the proposed merger.
     We acknowledge that the partnership’s properties have recently become capable of increased production due to the refracturing opportunities associated with the wells’ having reached the optimal point in their decline curve. As noted on page 85 of the Amended Proxy Statement, there is a plan (the “Well Refracturing Plan”) in place to fund and carry out refracturing operations using the partnership’s existing resources if the proposed merger is not approved by the investors. However, as also noted on page 85 of the Amended Proxy Statement, implementation of the Well Refracturing Plan could require the suspension of cash distributions to investors for up to five years. Furthermore, as noted in the third and fourth bullet points under “Components of Merger Value” on page 53 of the Amended Proxy Statement, the present value of estimated future cash flows for proved developed non-producing reserves, including both the Codell refracturing and Niobrara recompletion projects, was included in the per unit merger value.
     Although one of PDC’s primary reasons for proceeding with the proposed merger transaction is to take advantage of the refracturing opportunities presented by the partnership’s wells, the estimated value of those refracturing opportunities was included in the calculation of the per unit merger value, which was determined through negotiations between PDC and the special committee. Furthermore, the special committee was advised by an independent financial advisor, which has issued a fairness opinion regarding the proposed per unit merger value. By delegating the negotiations and ultimate decision regarding the adequacy of the merger consideration to a special committee and offering a price that an independent financial advisor has deemed to be fair from a financial point of view, PDC believes it has fulfilled its fiduciary duties as general partner of the partnership.
     We acknowledge that the disclosure relating to PDC’s motivations for proceeding with the proposed merger transaction is rather extensive, but we respectfully submit that such disclosure is required by the rules of the Commission, and that even if it were not to be so required, the investors in the partnership are entitled to a clear and detailed explanation of why PDC desires to proceed with the proposed merger. We also note that there is equally detailed disclosure relating to the special committee’s reasons for recommending the merger to the investors.
3.	We note your response to prior comment 9 regarding the meeting on November 4. Please disclose the nature of the questions asked by the board of directors regarding timing and the method of determining merger value.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure in the Amended Proxy Statement to provide detail and clarification regarding the nature of the questions asked by the board of directors at the November 4 meeting. Please see the revised disclosure on page 17 of the Amended Proxy Statement.

4.	We note the disclosure added in response to prior comment 10. Please clarify this disclosure by naming the members of the PDC board of directors who were present at the meeting on November 7, 2010, as well as by naming those members who were not present and why.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure in the Amended Proxy Statement to disclose which members of the PDC board of directors were not present at the November 7 meeting, and why. Please see the revised disclosure on page 18 of the Amended Proxy Statement.
5.	We note the disclosure added in response to prior comment 11. We understand the disclosure to be stating the PDC has determined not to form any new drilling partnerships. Please disclose why the existing drilling partnerships cannot be used to take advantage of the refracturing and other opportunities available to them, and clarify how obtaining equity from the investors will increase production and proved reserves.
     Response:
     We acknowledge the Staff’s comment. The existing drilling partnerships, including PDC 2005-A Limited Partnership, can be used to take advantage of the refracturing and other opportunities available to them. As noted on page 85 of the Amended Proxy Statement, there is already a Well Refracturing Plan in place to fund and carry out refracturing operations using the partnership’s existing resources if the proposed merger is not approved by the investors. However, there would be a cost to investors associated with the partnership’s efforts to take advantage of those opportunities — namely, the suspension of cash distributions, as discussed in the Well Refracturing Plan. We have added disclosure under “Special Factors with Respect to the Merger—The Partnership’s Reasons for the Merger” to clarify that while the partnership can take advantage of the refracturing opportunities, such action would likely require the suspension of cash distributions for an extended period of time. Please see the revised disclosure on page 20 of the Amended Proxy Statement.
     We have also revised the disclosure in the Amended Proxy Statement to clarify that the proposed merger will not “provide PDC with an immediate increase in production and proved reserves,” but will rather “provide PDC with an immediate increase in its share of the partnership’s production and proved reserves. Please see the revised disclosure on page 19 of the Amended Proxy Statement.
Closing Comments:
     The requested acknowledgement is attached hereto as Annex A.
     We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated January 21, 2011. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Dan Amidon, with any questions or if we may provide the Staff with any additional information.

Thank you for your assistance. Sincerely yours,
/s/ Dan Amidon

Annex A
January 27, 2011
As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Sincerely, ROCKIES REGION PRIVATE LIMITED PARTNERSHIP
By:	PETROLEUM DEVELOPMENT CORPORATION
its Managing General Partner

By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

DP 2004 MERGER SUB, LLC
By:	PETROLEUM DEVELOPMENT CORPORATION
its sole Member

By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon